ConnectOne Bancorp, Inc. to Expand into Hudson Valley through Merger with
Greater Hudson Bank

Enhanced Market Presence and Strategic Growth Opportunities Expected from the Combination
Greater Hudson’s Deposit Rich Franchise and C&I Lending Capabilities Are a Strong Strategic Fit
Compelling Strategic Rationale for all Shareholders

ENGLEWOOD CLIFFS, N.J., July 12, 2018 (GLOBE NEWSWIRE) -- ConnectOne Bancorp, Inc. (Nasdaq: CNOB) ("ConnectOne"), parent company of ConnectOne Bank, and Greater Hudson Bank (OTCQX: GHDS) (“Greater Hudson”) are pleased to jointly announce that ConnectOne and Greater Hudson Bank have entered into a definitive agreement pursuant to which Greater Hudson will merge into ConnectOne in an all-stock transaction. Greater Hudson’s commercial lending and deposit rich franchise is consistent with ConnectOne’s stated growth strategy and enhances its strong franchise in the NY/NJ metro market by extending C&I lending capabilities, adding experienced bankers, and enhancing core deposit funding. The combination is strategically compelling with Greater Hudson’s loan-to-deposit ratio of approximately 85%, solid noninterest-bearing deposits and CRE concentration ratio of 336% complementing ConnectOne’s financial profile.

Key Transaction Highlights:

●

Solidifies ConnectOne’s recently established New York operations and meaningfully expedites organic growth plans in Rockland, Orange and Westchester counties with immediate presence in demographically attractive Hudson Valley region

●	Greater Hudson franchise will add $401.7 million in deposits, $340.7 million in loans (as of March 31, 2018), and a team of seasoned lenders and core deposit gathering specialists
●	Establishes SBA line of business for ConnectOne, enhances C&I lending capabilities and provides significant potential to expand Greater Hudson’s current and future business
●	Complements ConnectOne’s financial profile in several areas including but not limited to core deposit funding, liquidity, CRE concentration, and earning asset mix and yield
●	Creates opportunity to leverage ConnectOne’s technology investments and operating model to further drive efficiencies
●	Creates long-term value for shareholders and increases scarcity value of ConnectOne’s franchise

Key Financial Impact Highlights:

●	EPS accretive: Approximately 2.5% accretive to ConnectOne’s earnings per share (on a fully phased in basis), excluding the impact of potential revenue enhancement opportunities
●	Minimal tangible book value dilution: Approximately 1% dilutive to tangible book value per share at closing
●	Short earn back period: Earn back of tangible book value dilution projected to be approximately two years using the cross-over method
●	Strong internal rate of return: Projected to be over 20%
●	Capital neutral transaction; results in strong pro forma capital ratios to support future growth
●	Pro forma combined company total assets of $5.7 billion, deposits of $4.2 billion, and loans of $4.5 billion (as of March 31, 2018)

Under the terms of the agreement Greater Hudson Bank will merge with and into ConnectOne Bank and each outstanding share of Greater Hudson Bank common stock will be exchanged for 0.245 shares of ConnectOne common stock. The transaction is presently valued at $76.3 million, or approximately $6.16 per GHDS share, based upon the closing common stock price of $25.15 for ConnectOne Bancorp as of July 11, 2018.

The transaction has been unanimously approved by the Board of Directors of both companies and is expected to be completed early in the first quarter of 2019, subject to approval by Greater Hudson’s shareholders, as well as regulatory approvals and other customary closing conditions.

“This transaction reflects a financially attractive, compelling expansion opportunity to combine with a similarly-minded, commercially-focused lender operating within the 75-mile radius of NYC where ConnectOne has excelled. It also strongly supports our stated growth strategy, which includes opportunistic growth through M&A, to enhance our desirable and valuable franchise,” said Frank Sorrentino, ConnectOne’s Chairman and Chief Executive Officer.

“Greater Hudson is a strong strategic fit for ConnectOne and allows the company to establish scale in the Hudson Valley region, add respected, talented bankers, establish an SBA line of business and further enhance our C&I lending capabilities. We are excited to bring the ConnectOne operating model and the significant technological capabilities at our disposal to Greater Hudson’s franchise and anticipate this strategic initiative will provide considerable opportunities for both of our institutions. We look forward to continuing to deliver extraordinary client service to all ConnectOne and Greater Hudson clients, as well as providing enhanced value to our shareholders.”

“We are delighted to announce our plans to join with the ConnectOne team. We believe the expanded depth of financial products and services that will be available to our customers, the increased liquidity that will be provided to our shareholders and our shared vision of improving the communities that we serve, provides significant value for all of our stakeholders,” said Edward Lutz, President and Chief Executive Officer of Greater Hudson.

Effective at the closing of the transaction, one current director of Greater Hudson’s board will join the Board of Directors of both ConnectOne Bancorp, Inc. and ConnectOne Bank.

Piper Jaffray & Co. served as financial advisor to ConnectOne and Windels Marx Lane & Mittendorf served as its legal counsel. Keefe, Bruyette & Woods, Inc., a Stifel Company, served as financial advisor to Greater Hudson and Hogan Lovells US LLP served as its legal counsel.

Conference Call, Webcast and Investor Presentation

ConnectOne will host a conference call and audio webcast at 10:00 a.m. ET on July 12, 2018 to review the proposed transaction. Chairman and Chief Executive Officer Frank Sorrentino III and Chief Financial Officer William S. Burns will host the call. The conference call dial-in number is 1-877-407-4018. Please dial in at least five minutes before the start of the call to register. An audio webcast of the conference call will be available to the public, on a listen-only basis, via the "Shareholders" link on the Company's website https://www.ConnectOneBank.com or at http://ir.connectonebank.com.

A replay of the conference call will be available beginning at approximately 1:00 p.m. ET on July 12, 2018 and ending on Thursday, July 19, 2018 by dialing 1-844-512-2921, access code 13681544. An online archive of the webcast will be available following the completion of the conference call at https://www.ConnectOneBank.com or at http://ir.connectonebank.com.

An investor presentation discussing the proposed transaction will be available for download by approximately 8:00 a.m. ET on Thursday, July 12, 2018 at the "Shareholders" link on the Company's website https://www.ConnectOneBank.com or at http://ir.connectonebank.com.

About ConnectOne Bancorp, Inc.

ConnectOne is a New Jersey corporation and a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, and serves as the holding company for ConnectOne Bank ("the Bank"). The Bank is a community-based, full-service New Jersey-chartered commercial bank that was founded in 2005. The Bank operates from its headquarters located at 301 Sylvan Avenue in the Borough of Englewood Cliffs, Bergen County, New Jersey, and through its 21 other banking offices across New Jersey and New York.

About Greater Hudson Bank

Greater Hudson Bank, founded in 2002, is a premier NY community bank which specializes in providing customized banking services, SBA loans, commercial mortgages, and business lines of credit to Hudson Valley-based businesses, non-profits, and municipal agencies. The Bank is chartered by the New York State Department of Financial Services and its deposits are insured by the FDIC. As evidence of the Bank’s financial strength, Greater Hudson Bank has been recognized with a superior rating by the country's leading independent bank rating and research firm, BauerFinancial, Inc. Further information can be found on the Bank's website at GreaterHudsonBank.com or by calling 844-GREAT-11.

FORWARD-LOOKING STATEMENTS

All non-historical statements in this press release (including without limitation statements regarding the pro forma effect of the proposed transaction, annual cost savings, anticipated expense totals, the accretive nature of the proposed transaction, revenue enhancement opportunities, anticipated capital ratios and capital, positioning, value creation, growth prospects and timing of the closing) constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving ConnectOne Bancorp, Inc. (“ConnectOne”) and Greater Hudson Bank (“Greater Hudson”), including future financial and operating results, and the combined company's plans, objectives, expectations and intentions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made. ConnectOne and Greater Hudson assume no duty to update forward-looking statements.

In addition to factors previously disclosed in ConnectOne’s reports filed with the Securities and Exchange Commission, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Greater Hudson shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Greater Hudson business or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in ConnectOne’s stock price before closing, including as a result of the financial performance of Greater Hudson prior to closing; the reaction to the transaction of the companies' customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger between ConnectOne and Greater Hudson. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ConnectOne intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Greater Hudson and a prospectus of ConnectOne, and ConnectOne will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Greater Hudson are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by ConnectOne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by ConnectOne may be obtained free of charge at its website at www.connectonebank.com or by contacting ConnectOne Bancorp, Inc., 301 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, Attention: Laura Criscione, Corporate Secretary.

ConnectOne and Greater Hudson and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of Greater Hudson’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of ConnectOne and their ownership of ConnectOne common stock is set forth in the proxy statement for ConnectOne’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 20, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

ConnectOne Investor Contact:
William S. Burns
Executive VP & CFO
201.816.4474; bburns@cnob.com

Greater Hudson Investor Contact:
F. Thomas Cornelius
Senior VP & CFO
877.829.6418; tcornelius@greaterhudsonbank.com

ConnectOne Media Contact:
Abby Berger, MWWPR
646.308.2430, aberger@mww.com

Greater Hudson Media Contact:
Lynne C. Allan, Executive VP & COO
877.692.1169, lallan@greaterhudsonbank.com